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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 25, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2002
SANPAOLO IMI S.p.A.
	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

SANPAOLO IMI

SHAREHOLDERS' MEETING APPROVES BANCO DI NAPOLI MERGER

Turin, 25 November 2002—The Shareholders' Meeting of SANPAOLO IMI S.p.A., meeting today in Piazza San Carlo in extraordinary session, adopted the following agenda motions:

Proposal of merger by incorporation into SANPAOLO IMI S.p.A. of Banco Napoli S.p.A., related motions and consequent delegations of powers.

        The Shareholders' Meeting approved the merger project as above, to be effected according to Articles 2501 and following of the Italian Civil Code and to the methods and conditions contained in the merger project. The merger will take place through the exchange of Banco di Napoli savings shares with SANPAOLO IMI ordinary shares.

        Pursuant to Article 2504 ter of the Italian Civil Code, shares of the incorporating company will not be assigned in substitution for those of the company to be incorporated held by parties to the merger.

        Thus, since SANPAOLO IMI holds a total of 1,864,097,491 Banco di Napoli ordinary shares, there will no exchange of the ordinary shares of the company to be incorporated.

        The merger will take place according to the following exchange ratio:

1 (one) SANPAOLO IMI ordinary share
for
6 (six) BANCO DI NAPOLI savings shares

        Given that SANPAOLO IMI holds 111,765,709 savings shares of the company to be incorporated and that Banco di Napoli does not hold own shares, this ratio will determine the assignment of a maximum of 2,718,609 SANPAOLO IMI ordinary shares in exchange and substitution of the 16,311,650 Banco di Napoli savings shares not held by the incorporating company.

        The assignment will take place without the issues of new shares, through the use of own shares held in portfolio by the incorporating company and thus without increase in capital by the incorporating company.

        Banco di Napoli savings shareholders will have available a service to cover any fractions of shares generated by the application of the exchange ratio, at market prices, without charges and commissions.

        The legal effectiveness of the merger will be set out in the act of merger.

Private Securities Litigation Reform Act of 1995

        The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Anna Monticelli	+39 011 555 2526
Alessia Allemani	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com

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SIGNATURES
SANPAOLO IMI
Private Securities Litigation Reform Act of 1995